UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	◻ Form 10-K	☑ Form 20-F	◻ Form 11-K	◻ Form 10-Q	◻ Form 10-D
	◻ Form N-SAR	◻ Form N-CSR

	For Period Ended:	December 31, 2025
◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
◻ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)
Jl. Japati No. 1, Bandung 40133, Indonesia

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Registrant”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Form 20-F”) on a timely basis without unreasonable effort or expense. As described in the Form 6-K/A furnished by the Registrant to the Securities and Exchange Commission on April 30, 2026, the Registrant has completed its previously disclosed evaluation of the accounting treatment of certain drop cable assets, which are a distinct component within telecommunications infrastructure, and the asset classification of “last mile to the customers.”

The Registrant has concluded that the accounting treatment with respect to certain drop cable assets and the asset classification of “last mile to the customers” should be characterized as changes in accounting policy. The accounting policy changes will be applied retrospectively in the 2025 Form 20-F and the affected comparative information for the years ended December 31, 2023 and 2024 will be revised and adjusted accordingly.

As a result of the foregoing, the Registrant requires additional time to finalize its financial statements and related disclosures to be included in the 2025 Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation
	Jati Widagdo	+62	21 529 2207
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). ☑ Yes    ◻ No

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The accounting policy changes described above will be applied retrospectively in the 2025 Form 20-F and the affected comparative information for the years ended December 31, 2023 and 2024 will be revised and adjusted accordingly. The Registrant’s preparation of its financial statements, including the impact of the changes in accounting policy, is still in progress. As of the date of this filing, the Registrant is not able to provide a reliable estimate of the expected changes in its results of operations for the affected financial years until its analysis and related audit procedures are completed.

The Registrant currently intends to file the 2025 Form 20-F on or before May 15, 2026 (the fifteenth calendar day following the required filing date as prescribed in the applicable rules), although there can be no assurance that it will be able to do so.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipates,” “plans,” “estimates,” “believes,” “expects,” “intends,” “will,” “would,” “should,” “may” and similar expressions may be used to identify forward-looking statements, including statements relating to the impact of its changes in accounting policy, the Registrant’s expectations with regard to any retrospective adjustments, any impact on the Registrant's reported historical financial information and the ability of the Registrant to timely prepare its financial statements and file the 2025 Form 20-F by the extended due date. Forward-looking statements are not statements of historical fact and reflect the Registrant’s current views about future events. Although the Registrant believes expectations reflected in these and other forward-looking statements are reasonable, the Registrant can give no assurance such expectations will prove to be correct. Such forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Registrant. These forward-looking statements involve certain risks and uncertainties that could cause results to differ materially from those expected by the Registrant’s management. More information on these risks and other potential factors that could affect the Registrant’s business, reputation, results of operations, financial condition, is included in the Registrant’s filings with the Securities and Exchange Commission, including in the “Risk Factors” sections of the Registrant’s most recently filed Annual Report on Form 20-F and subsequent filings. Any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. The forward-looking statements in this filing are made as of the date hereof, and the Registrant does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise.

Perusahan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2026	By	/s/ Jati Widagdo
Name : Jati Widagdo
Title : SVP Corporate Secretary